Nubia Brand International Corp.
13355 Noel Rd, Suite 1100
Dallas, TX 75240

December 20, 2021

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Nubia Brand International Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-261114) (the “Registration Statement”)

Ladies and Gentlemen:

On December 17, 2021, the Company requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. EST on Tuesday, December 21, 2021 or as soon thereafter as practicable. We hereby withdraw such request.

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. EST on December 28, 2021, or as soon thereafter as practicable.

Very truly yours,

Nubia Brand International Corp.

By:	/s/ Jaymes Winters
	Name:	Jaymes Winters
	Title:	Chief Executive Officer